UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SECFILE NUMBER
8-70345

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Pantek Partners Advisors, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__154 Calle Rafael Cordero; Office #506__
                           (No. and Street)

San Juan	PR	000901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jack Bell	858-605-1607	jack@panteksecurities.com
(Name)	(Area Code—Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__TPS Thayer LLC__
                    (Name – if individual, state last, first, and middle name)

1600 Hwy 6, Ste. 100	Sugarland	TX	77478
(Address)	(City)	(State)	(Zip Code)

07/14/2020	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___John Bell_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Pantek Partners Advisors,LLC_____, as of ___12/31_____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _John Bell_____

Title: _____
Managing Director

Affidavit 204
My commission does not expires.

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.17 as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*_*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) applicable:*

PANTEK PARTNERS ADVISORS, LLC

FINANCIAL STATEMENTS

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2022

Pantek Partners Advisors, LLC

TABLE OF CONTENTS
For the Year Ended December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM …..................... 1

FINANCIAL STATEMENTS

Statement of Financial Condition ….. 2

NOTES TO THE FINANCIAL STATEMENTS …... 3-6



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
Pantek Partners Advisors, LLC
151 Calle Francisco Suite 200
San Juan, Puerto Rico, 00901

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition Pantek Partners Advisors, LLC. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

TPS Thayer, LLC

TPS Thayer LLC

We have served as Pantek Partners Advisors, LLC.'s auditor since 2021.
Sugar Land, TX
March 1, 2023

Pantek Partners Advisors, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

ASSETS		
Cash	$	40,588
Prepaid Expenses		4,608
Related Party Receivable		1,180
Accounts Receivable		91,784
TOTAL ASSETS	**$**	**138,160**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable & Accrued Liabilities	$	23,683
Accounts Payable & Accrued Liabilities - Related Party	$	700
TOTAL LIABILITIES		**24,383**
COMMITMENTS AND CONTINGENCIES		-
MEMBER'S EQUITY		**113,777**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**138,160**

See notes to the financial statements and report of independent registered public accounting firm.

Pantek Partners Advisors, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2022

1. Organization and Nature of Business
Pantek Partners Advisors DBA Pantek Securities, LLC (the Company) is a Limited Liability Company incorporated in Puerto Rico in February 2019, and a registered broker-dealer with the Securities and Exchange Commission (SEC) and member with the Financial Industry Regulatory Authority (FINRA). The Company operates as a placement agent specializing in private placements of securities and financial advisory services.

2. Significant Accounting and Reporting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains its cash in bank deposit account(s) which, at times, may exceed federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2022, the Company had
no cash equivalents or restricted cash.

Accounts Receivable
The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be charged to operations when that determination is made.

Pantek Partners Advisors, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2022

2. Significant Accounting and Reporting Policies - Continued

New Accounting Pronouncements

In March 2022, the FASB issued ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings and Vintage Disclosures. Since the issuance of Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have included forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting educational workshops, and performing an archival review of financial reports. ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. The Company does not expect the standard to have a significant impact on its financial statements.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and receivables. All of the Company's cash are held at high credit quality financial institutiions. The Company regularly monitors receivable balances for collection.

Coronavirus
In the third year of the COVID-19 coronavirus pandemic, the adverse impacts to global commercial activity has continued to contribute to significant volatility in the financial markets. Government imposed responses and other related recovery measures intended to control the spread of the disease have created a variety of unintended challenges and risks. As such, economic uncertainty, changes in consumer demand, disrupted supply chains, staffing shortages, and hybrid working patterns all continue to have a negative impact on many industries. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the COVID-19 coronavirus. Nevertheless, the COVID-19 coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At present, the extent to which the coronavirus may impact the Company's financial condition or results of operations in future periods is uncertain.

3. Related Parties

The Company is an affiliate of Pantek Partners Holdings, LLC. In connection with this relationship, the Company and Pantek Partners Holdings, have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Affiliate on its behalf. During 2022, the Company recorded expenses under this agreement totaling $10,788. Included in the total is a provision for rent. The Company recorded rent totaling $9,588 related to the shared expense with the Affiliate. The rent agreement is on a month to month basis.

4. Regulatory Requirements

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requirres that the ratio of aggregated indebtness to net capital not exceed 15 to 1.
At December 31, 2022, the Company had net capital of $16,205 which was $11,205 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 150.47%.

Reserve Requirements

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2022, without exception.

5. SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company was in compliance through the year ended December 31, 2022.

6. Accounts Receivable

As of December 31, 2022, the Company had accounts receivable of $91,784, due from four customers, the Company has no allowance for bad debt as they believe the amounts are collectable.

Pantek Partners Advisors, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2022

7. Accounts Receivable - Related Party

As of December 31, 2022, the Company had related party receivable of $1,180, related to a flight paid by the Company for a family member of the owner.

8. Prepaid Expenses

As of December 31, 2022, The Company had prepaid expense of $4,608, $1,180 related to travel, $1,807 for Finra Fees and $1,540 for insurance.

9. Accounts Payable and Accrued Liabilities

As of December 31, 2022, the Company had accounts payable and accrued expenses of :

Accounts payable	$	832
Accrued expenses		6,042
Credit card fees		1,439
Payroll liabilities		15,370
	$	23,683

10. Accounts Payable and Accrued Liabilities - Related Party

As of December 31, 2022, the Company had related party payables of $700.

11. Members Equity

The Company paid $364,000 in member distributions during the period ending December 31, 2022.

12. Commitments and Contingencies

The Company does not have any commitments or contingencies, including arbitration or contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

13. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2022, through March 1, 2023. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2022, financial statements.